Exhibit 99.1

BTQ and ICTK Sign USD 15M Quantum-Secure Chip Development and Joint Investment Agreement to Advance Global Quantum-Safe Hardware

Complements Korea's Quantum Defense Strategy and fast-tracks commercialization of a next-generation quantum-secure secure-element chip (QCIM) for Defense, Critical Infrastructure, Internet of Things (IoT) devices, Payments, Mobile Authentication, AI and Digital Assets.

•	Deal and scope: BTQ signed a USD 15 million development and joint investment agreement with ICTK (KOSDAQ: 456010) to co-develop Quantum Compute in Memory (QCIM), a quantum-secure secure element chip. Two agreements cover joint design through certification and BTQ's equity investment, with ICTK providing in-kind cost sharing and preferential manufacturing capacity.
•	Product and performance: QCIM will integrate BTQ's CASH cryptographic acceleration and post-quantum cryptography (PQC) at the silicon layer to enable crypto-agile upgrades without changing customer workflows. Early targets include up to 5× Advanced Encryption Standard (AES) throughput versus leading secure hardware, ~1 million digital signatures per second, and <1 microjoule per operation - defense and critical Infrastructure, Internet of Things (IoT) devices, payments, mobile authentication, AI, and wallets for digital assets.
•	Validation and path to scale: As Korea's leading secure-element vendor, ICTK's commitment aligns its next-generation roadmap with QCIM and provides third-party validation, resourcing, and capacity for scale. The partners will pursue mass production, testing, and standards engagement (e.g., ITU and ISO) to achieve rapid certification and deployment across telecom and financial networks. Recent cooperation between the Ministry of Science and ICT (MSIT) and the Republic of Korea Air Force (ROKAF) to apply quantum technologies to weapon systems and secure communications highlights growing defense demand for quantum-secure chips. The initiative also complements Korea's recently announced Quantum Defense Strategy, which prioritizes rapid deployment of quantum-secure technologies across critical infrastructure, defense and financial systems.
•	Commercialisation and Sales: The companies will move directly into global commercialization of QCIM, leveraging ICTK's industry network and established sales channels. Early engagements are underway with key customers evaluating PQC-enabled secure chips for integration into upcoming products and infrastructure.

VANCOUVER, BC, Oct. 27, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce it has signed a USD 15 million strategic investment and development agreement with ICTK Co., Ltd. ("ICTK") (KOSDAQ: 456010), Korea's leading secure element ("SE") chip manufacturer.

BTQ and ICTK Sign USD 15M Quantum-Secure Chip Development and Joint Investment Agreement to Advance Global Quantum-Safe Hardware
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This partnership aims to address the growing cybersecurity threats brought on by the advent of quantum computing, with a particular focus on safeguarding the digital asset and stablecoin markets. It also complements Korea's broader efforts to accelerate the deployment of quantum-safe technologies across defense, finance, and communications, reinforcing both commercialization speed and strategic self-reliance. Through the co-development of a quantum-secure secure element chip, known as Quantum Compute in Memory ("QCIM"), BTQ and ICTK will combine BTQ's post-quantum cryptography ("PQC") technology and intellectual property with ICTK's proven SE design and manufacturing capabilities to deliver a commercially deployable, quantum-resistant hardware platform for next-generation financial security.

Under the collaboration, the companies have entered into two key agreements:

•	Development Agreement: Joint design, validation, tape-outs, certification, and productization of the QCIM chip.
•	Investment Agreement: BTQ's direct equity investment into ICTK, coupled with ICTK's in-kind contribution through cost-sharing and preferential deployment of manufacturing capacity, aligning both companies' commercial interests and accelerating co-development and go-to-market execution.
•	Commercialisation and Sales: The partnership will leverage ICTK's established customer base across Korea's telecommunications and financial sectors to enable early adoption of PQC-enabled secure chips. The companies also plan to expand joint commercialisation into international markets where demand for quantum-safe semiconductors is rapidly growing across defense, IoT, AI, and financial services.

As a KOSDAQ-listed secure-element leader, ICTK's commitment provides strong third-party validation of QCIM's commercial potential. ICTK is aligning its next-generation secure-element roadmap with QCIM, committing significant in-kind resources and preferential manufacturing capacity to bring the platform to market at scale.

The QCIM chip is being designed for high-assurance use cases, including cold and hardware wallets for digital assets, mobile authentication and fintech security, Internet of Things (IoT) endpoints, payment gateways and defense systems. By embedding PQC at the silicon layer, QCIM aims to deliver end-to-end quantum-secure identity, signing, attestation, and secure storage for next-generation financial and commercial networks. This joint development represents a practical and immediate response to the hacking risks that are expected to surge with the emergence of quantum computing, providing the digital asset and stablecoin industries with a tangible path to future-proof their infrastructures. It also supports national goals to secure defense-grade communications and infrastructure under Korea's strategic technology roadmap.

QCIM will incorporate BTQ's CASH cryptographic acceleration as its engine for both classical and post-quantum primitives, providing partners with a practical path to quantum-safe upgrades on the same silicon while maintaining existing customer workflows unchanged. Recent testing shows up to five times faster AES throughput compared to leading secure hardware, achieving around one million digital signatures per second for real-time authentication, with energy consumption under one microjoule per cryptographic operation, and a compact footprint suitable for digital asset wallets, mobile authentication, Internet of Things devices, payments and defense systems.

"This agreement puts quantum-safe security at the center of the global silicon ecosystem," said Olivier Roussy Newton, CEO of BTQ. "By combining BTQ's QCIM platform, powered by our CASH acceleration, with ICTK's secure-element expertise, we give hardware makers a clear path to embed post-quantum protection at scale. Just as important, ICTK's decision as a KOSDAQ-listed manufacturer to anchor its next-generation platform on QCIM and commit material resources is powerful external validation. The result is silicon that meets performance, energy, and certification requirements, remains upgradeable as standards advance, and drops into defense, critical infrastructure, IoT devices, payments, mobile authentication, AI, and digital assets without changing how people use them."

Jungwon Lee, CEO of ICTK said: "ICTK has a long track record of secure element innovation across telecommunications and financial services. By teaming with BTQ, we will integrate post-quantum security natively into our next-gen SE platform, enabling customers to adopt quantum-safe cryptography with the performance, certification, and supply-chain scale they expect from ICTK."

ICTK is recognized as Korea's No. 1 secure element chip company, with extensive partnerships across telecommunications and financial sectors, including strong ties with leading mobile network operators such as LG U+. The partnership underscores BTQ's expansion in Korea's quantum security market and aligns with BTQ's broader strategy to commercialize its Quantum-secure Infrastructure Stack across regulated finance and high-assurance communications.

In addition to co-development, BTQ and ICTK are exploring collaboration in mass production, test, and global standardization, including engagement with international standards bodies such as ITU and ISO - with both parties contributing resources and capital in complementary forms. The companies intend to pursue relevant security and payments certifications to support rapid customer integration.

About ICTK Co., Ltd.
ICTK is a South Korea-based semiconductor security company specializing in hardware-based authentication and cryptographic solutions. The company is known for its implementation of Physical Unclonable Function (PUF) technology and integration of post-quantum cryptographic standards into secure chip designs. ICTK's solutions are deployed across sectors including finance, digital identity, mobility, and IoT, enabling secure and scalable infrastructure for a digitally connected future. For more information, please visit http://en.ictk.com/

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 27-OCT-25